Via Facsimile and U.S. Mail
Mail Stop 6010

January 17, 2007

Mr. Neill A Currie
Chief Executive Officer and Director
RenaissanceRe Holdings Ltd.
Renaissance House
8-20 East Broadway
Pembroke, HM 19 Bermuda

> **Re: RenaissanceRe Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-14428**

Dear Mr. Currie:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief